Exhibit 99.1
FISCAL FIRST QUARTER 2023 Financial and Operating Results

BIOCERES CROP SOLUTIONS F IRST QUARTER 202 3 1 Bioceres Crop Solutions Reports Fiscal F irst Quarter 202 3 Financial and Operational Results R evenues increased 7 1 % compared to 1Q22 pro forma numbers 1Q23 Adjusted EBITDA nearly doubled YoY , reach ing $73 million on an LTM basis after excluding HB4 pre - launch costs A nnounced a greement with Syngenta Seedcare s upport ing inoculant growth internationally ROSARIO, Argenti na – November 9 , 2022 – Bioceres Crop Solutions Corp. (Bioceres) (NASDAQ: BIOX) , a fully integrated provider of crop productivity solutions designed to enable the transition of agriculture towards carbon neutr ality, announced financial results for the fiscal f irst quarter ended September 30, 2022. Financial results are expressed in U .. S .. dollars and are presented in accordance with International Financial Reporting Standards. All comparisons in this announcement are year - over - year (YoY), unless otherwise noted. FINANCIAL & BUSINESS HIGHLIGHTS • Total revenues in 1Q23 were $12 7 .. 1 m illion , a 7 1 % increase with respect to the comparable pro forma numbers for the first quarter of last year , which are inclusive of historical revenues from Pro Farm. Top line growth was driven by continued outstanding performance in micro - beaded fertilizer s, as well as inoculants, adjuvants and third - party products. • Gross profit for the quarter increased 52% year over year compared to 1Q22 pro forma numbers , reaching $51.4 m illion , with all three product segments contributing to gross profit growth .. • Adjusted EBI T DA for the quarter was $ 24.5 million , near ly doubling last year’s quarterly result, reflect ing strong top line and gross profit growth. • The company announced an a greement with Syngenta Seedcare for the development and commercialization of certain biological seed treatments. The partnership will drive global expansion, sustain double digit growth in the category, and provide a baseline of minimum profit sharing over the life of the agreement. Additionally, an u pfront pay ment of $50 million was received in early October 2022 .. • HB4 W heat harvest and S oy planting are beginning in Latin America, a season characterized by a very severe drought. HB4 S oy hectares more than double year ago seed multiplication level, for early season plantings. Two soybean varieties are being scaled in Brazil for an upcoming launch in this territory. • Merger with Pro Farm triggers adoption of the U.S. dollar as the functional currency in main operational subsidiaries, starting in 1Q23. The Pro Farm merger and subsequent

BIOCERES CROP SOLUTIONS FIRST QUARTER 2023

business integration drove a functional currency switch from local currency to the U.S. dollar in the main Argentine subsidiaries, whose operations are carried out almost exclusively in U.S. dollars. The shift eliminates the need for IAS 29 inflationary adjustments going forward.

- **Completion of previously announced $5 million share buy-back program**. Program to be extended through the approval of an additional $5 million.

MANAGEMENT REVIEW

Mr. Federico Trucco, Bioceres´ Chief Executive Officer, commented: "We are delighted to report on a fantastic beginning to FY23, with revenues growing 71% for the quarter and adjusted EBITDA almost doubling for the period. This achievement is even more remarkable after six consecutive quarters of revenue expansion. Severe drought conditions in Argentina may transiently slow down sales in the current quarter for our core portfolio, an impact which we expect to be partially moderated with Pro Farm sales in North America and Europe. At the same time, the drought is creating a unique opportunity to showcase HB4 technology, with the country-wide wheat crop decline expected to be at the 40% level compared to last year's harvest. We are also making good progress with HB4 Soy breeding and multiplication efforts, with early season plantings well under way and, with two varieties being scaled in Brazil for an upcoming launch with multipliers in this important geography."

Trucco continued, "As exciting and promising as these data points may be, they are not the highlights of the quarter. In 1Q23 we have closed two transactions that give us an unmatched platform for future growth in biological ag inputs, positioning our company as a clear leader in sustainable solutions for the agriculture of the future. With the integration of Pro Farm (formerly Marrone Bio Innovations), we now have an existing portfolio - or pipeline - of products designed to replace or significantly reduce the use of synthetic chemicals in most functions for which they are required in high productivity agriculture. Where we can most immediately achieve this substitution is in the seed care segment of the industry, a $4-5 billion market where biologicals have already achieved a 20% penetration. And we are starting this journey with the recent announcement of a long-term collaboration agreement with one of the segment leaders, Syngenta."

"We have been collaborating with Syngenta Seedcare for 20 years in Argentina and have jointly achieved and held the #1 position for our inoculants, bio fungicides and Syngenta molecules for a long time. This new collaboration creates the right structure to expand this success internationally, at an accelerated pace. We expect the international revenues generated by our inoculants alone to at least double in the next two years. While Syngenta will now cover working capital needs as well as sales and marketing activities, we have secured minimum profits that average $23 million per year over the life of the agreement, not including an upfront fee of $50 million in exchange for the different rights granted for the collaboration. On top of these annual minimum profits, we will receive between 50% and 30% of the incremental profits generated by the collaboration, depending on the geography and the year. The collaboration is not just designed to maximize our commercial reach, but it is also focused on accelerating our R&D efforts, with Syngenta covering 70% of the R&D investments required for early pipeline products and new products that we may opt to develop jointly within this framework." Trucco finished by adding, "we want to thank Syngenta Seedcare leadership for their trust and hard work to get to this point and reassure them of our full commitment to the success of this joint endeavor."

Mr. Enrique Lopez Lecube, Bioceres´ Chief Financial Officer, noted, "This was an extremely important quarter from a strategy standpoint. We started the fiscal year on a strong note with the completion of the merger with Pro Farm and made considerable progress on our integration and synergy efforts

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BIOCERES CROP SOLUTIONS F IRST QUARTER 202 3 3 throughout the quarter. Simultaneously we executed an ironclad agreement with Syngenta Seedcare that solidifies a prof itable long - term growth path for our inoculants. These two milestones put us in a unique position to structurally benefit from the secular growth trend and high profitability profile that biologicals offer. Our first quarter financial performance continued to build on past execution, adding a 71% top line expansion to the already outstanding 62% growth reported for our last full fiscal year. Importantly, this growth transcended revenues and brought a record - high $24.5 million Adjusted EBITDA for the quarter , even as we account for HB4 inventory ramp - up costs and negative EBITDA from Pro Farm. Our balance sheet and cash position remain strong, particularly after the issuance of the $55 million convertible notes in July, followed by the $50 million upfront pay ment received from Syngenta in early October”. Lopez Lecube added, “ D espite severe weather conditions currently affecting farmers in an important end market like Argentina, our strong first quarter results and the revenue diversification we gained from Pro Farm, make us feel confident about the growth outlook for the full fiscal year. We will remain focused on executing our HB4 strategy and making Pro Farm assets EBITDA contributors before year end”. KEY FINANCIAL METRICS (In millions of U.S. dollars, unles s where otherwise stated) Table 1: 1Q23 Key Financial Metrics 1Q23 1Q22 Pro Forma 1 1Q23 % Change Revenue by Segment Crop Protection 41.0 63.0 54% Seed and Integrated Products 8.7 13.8 59% Crop Nutrition 24. 8 50. 3 103% Total Revenue 74. 5 12 7 .. 1 7 1 % Gross Profit 33 ..9 51. 4 52 % Gross Margin 45.5% 40.5% ( 50 5 bps ) 1. 1 Q22 pro forma financials includ e Pro Farm historical numbers and Bioceres comparable metrics .. 1Q22 1Q23 % Change Adjusted EBITDA 12.4 24. 5 9 8 % HB4 ramp - up cost 1.9 1.0 (48%) Adjusted EBITDA excluding HB4 ramp - up cost 2 14.4 25. 5 78% 2. Only excludes HB4 ramp - up cost. The remaining HB4 operating expenses are included in the Adjusted EBITDA metric. 1Q23 – Summary: 1Q23 was an outstanding quarter with revenues increasing 71% to $127.1 million when compared to 1Q22 pro forma revenues that include historical sales from Pro Farm. Top - line growth was driven by continued strong performance in micro - beaded fertilizers, as well as adjuvants, third - party products, and seed treatment packs. Gross profit increased 52%, with an overall growth margin of 40.5%. Adjusted EBITDA nearly doubled at $24.5 million. This number includes the effect of HB4 ramp - up costs and negative EBITDA fro m Pro Farm.

BIOCERES CROP SOLUTIONS F IRST QUARTER 202 3 4 F IRST QUARTER 202 3 FINANCIAL RESULTS Change in functional currency. Starting in 1Q23, the functional currency for the main Argentine operating subsidiaries has been changed to the U .. S .. dollar .. The need for this change in subsidiaries whose businesses operate almost entirely in dollars or dollar - linked was cemented by the Pro Farm merger and subsequent business integration .. As a result of this change, IAS 29 adjustments – which appl y to financial statements in the local currency of a h yperinflationary economy – are no longer applicable to those subsidiaries .. “Comparable” metrics , which had been presented until now as a reflection of the underlying business performance that remove d the distortionary effect s of IAS 29 , will no longer be used and management will only address reported figures. Pro forma revenues and p ro forma gross profit. As of this quarter, Pro Farm result s are included in our reporting , following the merger, which was completed on July 12 , 2022 .. Pro Farm products are integrated into our previously existing segments. Legacy bioprotection products are included within the Crop Protection segmen t , and l egacy biostimulant products are included within the Crop Nutrition segment .. Pro forma r evenues and p ro forma g ross p rofit metrics that include Pro Farm are presented for 1Q22 to facilitate comparison. Revenues Table 2 : 1 Q 2 3 Revenues by Segment (In millions of U .. S .. dollars) 1Q2 2 Pro forma 1 1Q 2 3 % Change Revenue by segment Crop protection 41.0 63.0 54 % Seed and integrated products 8.7 13.8 59% Crop nutrition 24. 8 50. 3 103 % Total revenue 74. 5 12 7 .. 1 7 1% 1. Financials presented for 1Q22 correspond to p ro forma c omparable f inancials , including Pro Farm. Total Re v en ues were $ 127 .. 1 million , representing a quarterly record in sales and a 7 1 % growth versus pro forma comparable revenues for 1Q22 .. Th e outstanding revenue performance continues previous quarter trends with robust growth across all segments .. Crop Nutrition accounted for half of the total revenue growth, with continued strong performance in micro - beaded fertilizer sales .. Expansion was driven by the winter season and pre - season summer sales in Latin America .. Inoculant sales also expanded during the quarter, delivering growth across South Africa, Europe and South America. Despite the dry weather in Latin America , Crop Protection delivered a strong performance, with a 54 % increase in sales for the quarter , led by h igher t hird - party product sales in Argentina , solid adjuvant sales in Argentina and Brazil, expanding through business - to - business channels .. Sales of Pro Farm row crop product s delivered solid growth , as high commodity prices allowed farmers to invest in biocontrol. Pro Farm bioprotection product s for specialty crops were negatively affected by drought conditions in the western United States ..

BIOCERES CROP SOLUTIONS F IRST QUARTER 202 3 5 The increase in revenues from Seed & Integrated Products w as driven by higher s eed treatment packs sales in Latin America and South Africa. A nticipated sales to the soybean and other legumes season contributed to the growth in Latin America , while an expansion in soybean acreage supported growth in South Africa. Gross Profit & Margin Table 3 : 1 Q 2 3 Gross Profit by Segment (In millions of U .. S .. dollars) 1Q22 Pro forma 1 1Q23 % Change Gross profit by segment Crop protection 14.8 1 7 .. 9 2 1 % Seed and integrated products 5.5 8.3 52% Crop nutrition 13.6 25. 2 8 2 % Total Gross profit 33 ..9 51. 4 52% % Gross margin 45.5% 40.5% ( 50 5 bps) 1. Financials presented for 1Q22 correspond to p ro f orma c omparable f inancials , including Pro Farm. Total Gross Profit increased by 52 % in the quarter, with positive contributions in all three segment s. Crop Nutrition contributed two thirds of the total growth, in line with the sales expansion in micro - beaded fertilizers and inoculants. Crop Protection and Seed & Integrated Products ’ growth was driven by third - party products and seed treatment packs correspondingly , plus the inclusion of Pro Farm results in 1Q23 .. Gross margin for the quarter was 40.5%, a 50 5 - basis point decline from the comparable pro forma gross margin of 4 5.5 % in 1Q22 , driven by p roduct mix within each individual segment , and g lobal market dynamics that increased costs of some manufacturing inputs and their related logistics expenses .. Operating Expenses Selling, General and Administrative (SG&A): F irst quarter SG& A expenses totaled $ 3 1 .. 9 million , compared to $1 6.2 million during the 1Q22 , a $15. 7 million increase .. Quarterly operating expenses included $2.8 million of transaction expenses related to the Pro Farm merger, which are deducted from the Adj usted EBITDA calculation. SG&A increase in the quarter was mainly driven by the addition of Pro Farm operating expenses, further enhanced by transitory expenses related to integration efforts such as severance and higher than usual traveling expenses .. Base - line business operating e xpenses were also higher , mainly explained by variable SG&A costs on high er sales during the quarter. Despite the year - over - year increase, SG&A expenses after deducting $2.8 million in one - time transaction expenses stood at 22 ..9% of comparable sale s , roughly in line with the pro forma metric for 1Q22. Research and Development (R&D): R&D expenses in the f irst quarter were $ 3.9 million, compared to $1.4 million in 1Q22. 1Q23 expenses included the addition of R&D expenses supporting the Pro Farm

BIOCERES CROP SOLUTIONS FIRST QUARTER 2023

pipeline. As planned, the company continues to invest in the development of biological products and the registration of seeds and traits, particularly HB4 for wheat and soybean crops.

Adjusted EBITDA & Adjusted EBITDA Margin

Table 4: 1Q23 Adjusted EBITDA Reconciliation

(In millions of U.S. dollars)	1Q22	1Q23	Chg.	%Chg.
Comparable revenue	**64.8**	**127.1**	**62.3**	**96%**
IAS 29	2.1	-	(2.1)	(100%)
Reported revenue	**66.9**	**127.1**	**60.2**	**90%**
Comparable gross profit	**27.9**	**51.4**	**23.5**	**84%**
% Gross margin	*43%*	*40%*		
IAS 29	1.1	-	(1.1)	(100%)
Reported gross profit	**29.0**	**51.4**	**22.4**	**77%**
Share of profit (loss) of JVs	(0.2)	0.8	1.1	479%
Selling, general and administrative expenses	(16.2)	(31.9)	(15.7)	(97%)
Research and development expenses	(1.4)	(3.9)	(2.4)	(169%)
Other income or expenses, net	(1.1)	0.5	1.6	142%
Operating profit	**10.0**	**17.0**	**7.0**	**69%**
Transactional expenses	-	2.8	2.8	-
D&A	1.9	4.5	2.7	144%
Share-based incentives	0.5	0.2	(0.3)	(57%)
Adjusted EBITDA	**12.4**	**24.5**	**12.1**	**98%**
HB4 expenses	0.4	-	(0.4)	(100%)
Inventory ramp-up cost	1.6	1.0	(0.6)	(36%)
Adjusted EBITDA excluding HB4 pre-launch costs	**14.4**	**25.5**	**11.1**	**78%**

Adjusted EBITDA reached $24.5 million in 1Q23 compared to $12.4 million in 1Q22.

The 98% year-over-year increase reflects strong operational performance but also accounts for an uneven comparison to 1Q22 Adjusted EBITDA, which had been negatively impacted by IAS29 accounting adjustments.

Record $24.5 million in 1Q23 Adjusted EBITDA includes negative results from Pro Farm, which is expected to contribute positively to EBITDA by year end as the revenue base expands, and cost and sales synergies are realized.

Despite not benefiting from a pro forma exercise on historical Adjusted EBITDA - 1Q23 metrics account for negative EBITDA from Pro Farm while 1Q22 do not. Adjusted EBITDA margin remained relatively flat at 19.3%.

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BIOCERES CROP SOLUTIONS FIRST QUARTER 2023

Financial Income and Loss

Table 5: 1Q23 Net Finance Result[1]

(In millions of U.S. dollars)	1Q22	1Q23	Chg.	%Chg.
Net interest expenses	(2.1)	(4.0)	(2.0)	96%
Financial commissions	(0.8)	(1.1)	(0.3)	34%
Total net interest expenses and financial commissions	(2.8)	(5.1)	(2.2)	79%
Exchange variations	(2.7)	(2.5)	0.2	(7%)
Net gain of inflation effect on monetary items	1.6	(0.2)	(1.8)	(109%)
Changes in fair value of financial assets or liabilities and others	(0.8)	(0.6)	0.2	(26%)
Total other non-cash finance result	(1.8)	(3.2)	1.4	77%
Total Net Finance Result	**(4.7)**	**(8.3)**	**(3.6)**	**78%**

Total net interest expenses and commissions from financial debt increased by $2.2 million during 1Q23 to $5.1 million as a result of a higher debt position from the executed agreements in connection with the Pro Farm merger. Part of the proceeds were used to pay off all existing Pro Farm Group's financial obligations and for working capital needs to execute cost synergies.

Net gain from inflation effect on monetary items were minimized as a result of the change in functional currency.

[1] Net interest expenses from financial debt obligations, net of gains/losses from translation effects on Argentine Peso denominated loans held by Rizobacter as part of the Company´s financial hedging strategy, as well as financial commissions, are the main financial metrics that management uses to assess Bioceres' cost of financing. Exchange rate variations, net gains/losses due to the inflation effect on monetary items, and Changes in fair value of financial assets or liabilities and others include items that are believed to have a limited impact on the underlying business, as a significant portion of both cash flows and financial debt obligations are linked to the U.S. dollar.

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BIOCERES CROP SOLUTIONS F IRST QUARTER 202 3 8 Balance Sheet Highlights Table 6 : Capitalization and Debt (In millions of U .. S .. dollars) As of September , 30 2021 2022 Total Debt Short - Term Debt 66.7 7 4 .. 7 Long - Term Debt 112.8 153.1 Cash and Cash Equivalents (36.6) (47.4) Other short - term investments (5.3) (3.9) Total Net Debt 137.6 17 6 ..6 Equity attributable to equity holders of the parent 73.7 280. 5 Equity attributable to non - controlling interests 24.1 34.2 Capitalization 235.4 491. 3 LTM As Reported Adjusted EBITDA 50.2 63. 6 Net Debt /LTM Adjusted EBITDA 2.74x 2.7 8 x Net Financial Debt , stood at $1 7 6 .. 6 million on September 30, 2022, and Total Financial Debt at $ 22 7 ..9 million, in creasing from $17 9 .. 5 million in 1 Q2 2 .. The i ncrease in Total Financial Debt relates to the execution of the two financing agreements in connection to the merger with P ro Farm which totaled $79 m illion .. Part of the p roceeds w ere allocated to paying down all existing Pro Farm financial obligations .. Cash, Cash Equivalents and O ther S hort - term I nvestments as of September 30, 2022, totaled $ 51.3 million, compared to $4 1 .. 9 million on September 30, 2021 .. Subsequent to quarter end , on October 6 th , 2022, we received $50 million of the upfront consideration for the rights granted to Syngenta under the exclusive distribution agreement and R&D collaboration .. Inclu sive of this payment, C ash, C ash Equivalents and O ther S hort - term I nvestments increase d to $ 1 01.3 million. Net Debt - to - LTM Adjusted EBITDA , on September 30, 2022, was 2.7 8 x a slight increase compared to 2. 74 x in 1Q22 .. F IRST QUARTER 202 3 EARNINGS CONFERENCE CALL Management will host a conference call a nd question - and - answer session , which will be accompanied by a presentation available during the webcast or accessed via the investor relations section of the company’s website .. To access the call, please use the following information:

BIOCERES CROP SOLUTIONS FIRST QUARTER 2023

Date:	Thursday, November 10, 2022
Time:	8:30 a.m. EST, 5:30 a.m. PST
Toll Free dial-in number:	1-844-200-6205
Toll/International dial-in number:	1-929-526-1599
Conference ID:	941140
Webcast:	Click here

Please dial in 5-10 minutes prior to the start time to register and join.

The conference call will be broadcast live and available for replay here and via the investor relations section of the company's website here.

A replay of the call will be available through November 15, 2022, following the conference.

Toll Free Replay Number:	1-866-813-9403
International Replay Number:	+44 204 525 0658
Replay ID:	062915

About Bioceres Crop Solutions Corp.

Bioceres Crop Solutions Corp. (NASDAQ: BIOX) is a fully integrated provider of crop productivity technologies designed to enable the transition of agriculture towards carbon neutrality. To do this, Bioceres' solutions create economic incentives for farmers and other stakeholders to adopt environmentally friendlier production practices. The Company has a unique biotech platform with high-impact, patented technologies for seeds and microbial ag-inputs, as well as next generation Crop Nutrition and Protection solutions. Through its HB4® program, the Company is bringing digital solutions to support growers' decisions and provide end-to-end traceability for production outputs. For more information, visit here.

Contact

Bioceres Crop Solutions
Paula Savanti
Head of Investor Relations
investorrelations@biocerescrops.com

Forward-Looking Statements

This communication includes "forward-looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as "forecast," "intend," "seek," "target," "anticipate," "believe," "expect," "estimate," "plan," "outlook," and "project" and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward-looking statements include estimated financial data and, among others, statements related to the expected or potential impact of the novel coronavirus (COVID-19) pandemic, and the related responses by governments, clients and the Company, on our business, financial condition, liquidity position and results of operations, and any such forward-looking statements, whether concerning the COVID-19 pandemic or otherwise, involve risks, assumptions and uncertainties. These forward-looking statements include, but are not limited to, whether (i) the

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BIOCERES CROP SOLUTIONS FIRST QUARTER 2023

health and safety measures implemented to safeguard employees and assure business continuity will be successful, (ii) the uncertainty related to COVID-19 in the farming community will be short lived, and (iii) we will be able to coordinate efforts to ramp up inventories. Such forward-looking statements are based on management's reasonable current assumptions, expectations, plans and forecasts regarding the Company's current or future results and future business and economic conditions more generally. Such forward-looking statements involve risks, uncertainties and other factors, which may cause the actual results, levels of activity, performance or achievement of the Company to be materially different from any future results expressed or implied by such forward-looking statements, and there can be no assurance that actual results will not differ materially from management's expectations or could affect the Company's ability to achieve its strategic goals, including the uncertainties relating to the impact of COVID-19 on the Company's business, operations, liquidity and financial results and the other factors that are described in the sections entitled "Risk Factors" in the Company's Securities and Exchange Commission filings updated from time to time. The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. Therefore, you should not rely on any of these forward-looking statements as predictions of future events. All forward-looking statements contained in this release are qualified in their entirety by this cautionary statement. Forward-looking statements speak only as of the date they are or were made, and the Company does not intend to update or otherwise revise the forward-looking statements to reflect events or circumstances after the date of this release or to reflect the occurrence of unanticipated events, except as required by law.

Use of Non-IFRS Financial Information

The Company supplements the use of IFRS financial measures with non-IFRS financial measures, including Adjusted EBITDA, Adjusted EBITDA Margin, Net debt, Net interest expenses, Comparable figures which exclude the impact of IAS29 as explained below and pro forma numbers which are inclusive of historical revenues and gross profit from Pro Farm.

The non-IFRS measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS and may be different from non-IFRS measures used by other companies. In addition, the non-IFRS measures are not based on any comprehensive set of accounting rules or principles. Non-IFRS measures have limitations in that they do not reflect all of the amounts associated with our results of operations as determined in accordance with IFRS. This non-IFRS financial measures should only be used to evaluate the Company's results of operations in conjunction with the most comparable IFRS financial measures. In addition, other companies may report similarly titled measures, but calculate them differently, which reduces their usefulness as a comparative measure. Management utilizes these non-IFRS metrics as performance measures in evaluating and making operational decisions regarding our business.

Adjusted EBITDA and Adjusted EBITDA Margin

The Company defines Adjusted EBITDA as profit/(loss) exclusive of financial income/(costs), income tax benefit/(expense), depreciation, amortization, share-based compensation, inventory purchase allocation and one-time transactional expenses.

Management believes that Adjusted EBITDA provides useful supplemental information to investors about the Company and its results. Adjusted EBITDA is among the measures used by the management team to evaluate the Company's financial and operating performance and make day-to-day financial and operating decisions. In addition, Adjusted EBITDA and similarly titled measures are frequently used by competitors, rating agencies, securities analysts, investors and other parties to evaluate companies in the same industry. Management also believes that Adjusted EBITDA is

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BIOCERES CROP SOLUTIONS F IRST QUARTER 202 3 11 helpful to investors because it provides additional information about trends in the Company’s core operating performance prior to considering the impact of capital structure, depreciation, amortization and taxation on results. Adjusted EBITDA should not be considered in isolation or as a substitute for other measures of financial performance reported in accordance with IFRS. Adjusted EBITDA has limitations as an analytical tool, including: • Adjusted EBITDA does not reflect changes in, including cash requirements for working capital needs or contractual commitments. • Adjusted EBITDA does not reflect financial expenses, or the cash requirements to service interest or principal payments on indebtedness, or interest income or other financial income. • Adjusted EBITDA does not reflect income tax expense or the cash requirements to pay income taxes. • Although depreciation and amortization are non - cash charges, the assets being depreciated or amortized often will need to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for these replacements. • Although share - based compensation is a non - cash charge, Adjusted EBITDA does not consider the potentially dilutive impact of share - based compensation; and • Other compani es may calculate Adjusted EBITDA and similarly titled measures differently, limiting its usefulness as a comparative measure. The Company compensates for the inherent limitations associated with using Adjusted EBITDA through disclosure of these limitatio ns, presentation in the combined financial statements in accordance with IFRS and reconciliation of Adjusted EBITDA to the most directly comparable IFRS measure, income/(loss) for the period or year. Table 7 : 1Q23 Adjusted EBITDA Reconciliation from Income/(Loss) for the period (In millions of US dollars) 1Q22 1Q23 Chg. %Chg. Income/(Loss) for the period 2.3 3. 9 1. 6 73 % Income tax (benefit)/expense 2.6 4. 8 2. 2 8 3 % Finance results 5.2 8.3 3.1 61% Depreciation of PP&E and intangibles assets 1.9 4.5 2.7 144% Stock - based compensation charges 0.5 0.2 (0.3) (57%) Transaction expenses - 2.8 2.8 - Adjusted EBITDA 12.4 24. 5 12. 1 9 8 % Comparable revenue and Comparable gross margin (Comparable figures ) Comparable figures result from dividing nominal Argentine pesos for the Argentine operations by the average foreign exchange rate of the Argentine Peso against the U .. S .. Dollar in the period. For comparison purposes, the impact of adopting IAS 29 is presented separate ly in each of the applicable sections of this earnings release, in a column denominated “IAS 29”. The IAS 29

BIOCERES CROP SOLUTIONS FIRST QUARTER 2023

adjustment results from the combined effect of: (i) the indexation to reflect changes in purchasing power on results against a dedicated line in the financial results, and (ii) the difference between the translation of results at the closing exchange rate and the translation using the average year-to-date rate on the reported period, as applicable to non-inflationary economies. Comparable figures are only used for historical information, before FY23.

Pro forma revenue and pro forma gross profit (pro forma numbers)

The pro forma revenue and pro forma gross profit for the three-month period ended September 2021, combines the Comparable revenue and Comparable gross profit of BIOX with the historical revenue and gross profit of Pro Farm, net of intercompany operations. Pro forma revenue and pro forma gross profit are computed assuming the merger occurred as of July 1, 2021 and carried forward through the interim period presented. Pro forma revenues and pro forma gross profit metrics are presented for 1Q22 to facilitate year over year comparisons.

Table 8: 1Q22 Pro Forma Revenues and Pro Forma Gross Profit Reconciliation

(In millions of U.S. dollars)	BIOX Reported	IAS 29	BIOX Comparable	PFG	Pro Forma
Revenue by Segment					
Crop Protection	35.2	(0.8)	34.3	6.7	41.0
Seed and integrated products	9.0	(0.3)	8.7	-	8.7
Crop Nutrition	22.8	(1.0)	21.8	2.9	24.8
Gross Profit by Segment					
Crop Protection	13.6	(2.3)	11.3	3.5	14.8
Seed and integrated products	5.5	(0.0)	5.5	-	5.5
Crop Nutrition	9.9	1.2	11.1	2.5	13.6

Net Debt and Net Debt to Adjusted EBITDA

Net debt is defined as the sum of long and short-term borrowings less cash and cash equivalents and other short-term investments. This measure is used by management and investment analysts to show the financial strength of the Company. Management is consistently tracking the Company's leverage position and its ability to repay and service the debt obligations over time. Therefore, management has set a leverage ratio target that is measured by net debt divided by Adjusted EBITDA.

Net Interest Expenses

Net interest expenses are defined as the sum of interest, other financial results, and gains/losses from translation effects on Argentine Peso denominated loans held by Rizobacter Argentina. Gains/losses from translation effects on Argentine Peso denominated loans are part of the hedging activities conducted by the Company to manage cost of financing. Net interest expenses and financial commissions represent the main financial metrics that management uses to assess Bioceres' cost of financing.

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BIOCERES CROP SOLUTIONS F IRST QUARTER 202 3 13 Application of IAS 29 Argentina has been classified as a hyperinflationary economy under the terms of IAS 29 beginning July 1, 2018. IAS 29 requires adjusting all non - monetary items in the statement of financial position by applying a general price index from the mo nth they wer e booked to the end of the reporting period. At the same time, it also requires that all items in the statement of income are expressed in terms of the measuring unit current at the end of the reporting period. Consequently, on a monthly basis, results of operations for each reporting period are measured in Argentine Pesos and adjusted for inflation by the applicable monthly inflation rate each month. All amounts need to be restated by applying the change in the general price index from the dates when the i tems of income and expenses were initially recorded in the financial statements. As a result, each monthly results of operations are readjusted each successive month to reflect changes in the monthly inflation rate. After the restatement explained above, IAS 21 “The Effects of Changes in Foreign Exchange Rates”, addresses the way results must be translated under inflation accounting, stating that all amounts shall be translated at the closing rate of the date of the m ost recent statement of financial position. Accordingly, monthly results of operations in Argentine Pesos, after adjustment for inflation pursuant to IAS 29, as described above, must then be converted into U.S dollars at the closing exchange rate for such monthly reported period. This conversion changes every prior reported monthly statement of income in U.S dollars as each monthly amount is readjusted under IAS 29 for inflation per above and reconverted at different exchange rates for each monthly reported period under IAS 21. As a result, the impact of monthly inflationary adjustments and monthly conversion adjustments vary the results of operation month to month until year end.

BIOCERES CROP SOLUTIONS F IRST QUARTER 202 3 14 Unaudited Consolidated Statement of Comprehensive Income (Figures in U .. S .. dollars) Three - month period ended 0 9 /30/2022 Three - month period ended 0 9 /30/2021 Total revenue 127,105,318 66,906,245 Cost of sales (75,675,878) (37,882,453) Gross profit 51,429,440 29,023,792 % Gross profit 40% 43% Operating expenses (35,756,924) (17,614,742) Share of profit of JV 842,240 (222,236) Other income or expenses, net 478,041 (1,146,617) Operating profit 16,992,797 10,040,197 Finance result (8,326,449) (5,179,668) Profit before income tax 8,666,348 4,860,529 Income tax (4,754,347) (2,595,313) Profit for the period 3,912,001 2,265,216 Other comprehensive profit / (loss) (7,213) 5,729,137 Total comprehensive Profit 3,904,788 7,994,353 Profit for the period attributable to: Equity holders of the parent 498,297 874,137 Non - controlling interests 3,413,704 1,391,079 3,912,001 2,265,216 Total comprehensive profit attributable to: Equity holders of the parent 414,561 5,722,061 Non - controlling interests 3,490,227 2,272,29 2 3,904,788 7,994,35 3

BIOCERES CROP SOLUTIONS F IRST QUARTER 202 3 15 Unaudited Consolidated Statement of Financial Position (Figures in U .. S .. dollars) ASSETS 0 9 /30/2022 06/30/202 2 CURRENT ASSETS Cash and cash equivalents 47,387,568 33,475,266 Other financial assets 3,930,613 5,401,133 Trade receivables 142,754,854 111,752,310 Other receivables 22,957,655 19,327,584 Income and minimum presumed income taxes recoverable 1,567,204 1,647,398 Inventories 141,910,323 126,044,122 Biological assets 1,026, 744 57,313 Total current assets 361,534,961 297,705,126 NON - CURRENT ASSETS Other financial assets 1,074,005 619,841 Trade receivables 5,076 200,412 Other receivables 3,163,404 2,254,199 Income and minimum presumed income taxes recoverable 109,175 44,412 Deferred tax assets 4,120,745 4,011,374 Investments in joint ventures and associates 39,629,317 38,554,092 Property, plant and equipment 62,807,699 49,908,325 Intangible assets 174,493,490 76,704,869 Goodwill 123,981,288 36,073,685 Right - of - use leased asset 14,224,682 12,144,026 Total non - current assets 423,608,881 220,515,235 Total assets 785,143,842 518,220,361 LIABILITIES 0 9 /30/2022 06/30/202 2 CURRENT LIABILITIES Trade and other payables 138,810,191 125,849,620 Borrowings 74,733,602 71,301,468 Employee benefits and social security 11,785,442 7,619,121 Deferred revenue and advances from customers 6,377,194 5,895,313 Income tax payable 6,357,991 7,538,764 Consideration for acquisition 2,418,847 3,048,562 Lease liabilities 2,769,144 1,412,904 Total current liabilities 243,252,411 222,665,752 NON - CURRENT LIABILITIES Borrowings 81,778,391 74,177,169 Investments in joint ventures and associates 850,065 717,948 Deferred tax liabilities 45,073,540 29,005,943 Provisions 5,052,363 603,022 Consideration for acquisitions 11,502,897 9,854,228 Convertible notes 71,362,653 12,559,071 Lease liability 11,516,213 10,338,380 Total non - current liabilities 227,136,122 137,255,761 Total liabilities 470,388,533 359,921,513 EQUITY Equity attributable to owners of the parent 280,512,784 127,358,573 Non - controlling interests 34,242,525 30,940,275 Total equity 314,755,309 158,298,848 Total equity and liabilities 785,143,842 518,220,361